SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Navios Maritime Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y62267102

(CUSIP Number)

Navios Maritime Holdings Inc.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

With a copy to:

Todd E. Mason

Thompson Hine LLP

335 Madison Ave.

New York, NY 10017

(212) 908-3946

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for the other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62267102

1	Name of reporting person Navios Maritime Holdings Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization The Republic of The Marshall Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,344,310 Common Units*
	8	Shared voting power 0
	9	Sole dispositive power 15,344,310 Common Units*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 15,344,310 Common Units*
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.1%**
14	Type of reporting person CO

*	The 15,344,310 common units of Navios Maritime Partners L.P. includes the 7,621,843 common units previously received upon the conversion of the Subordinated Units (as defined and described herein) and the 1,000,000 common units of Navios Maritime Partners L.P. previously received upon the conversion of Subordinated Series A Units (as defined and described herein). In addition, the Reporting Person owns 100.0% of Navios GP L.L.C., the general partner of Navios Maritime Partners L.P. Navios GP L.L.C. has a 2.0% general partner interest in Navios Maritime Partners L.P. The Reporting Person is the indirect beneficial owner of Navios GP L.L.C.’s interest in Navios Maritime Partners L.P. As of the date of this Amendment No. 3, the Reporting Person beneficially owned 1,695,509 general partnership units.
**	Based on 84,775,219 common units outstanding as of March 10, 2015, which includes all of the general partnership units of Navios Maritime Partners L.P. (1,695,509).

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 3 (“Amendment No. 3”), Amendment No. 2 filed on June 20, 2012 and the Amendment No. 1 filed on July 20, 2011, all other provisions of the Schedule 13D filed by the Reporting Person on July 24, 2008 (the “Original Schedule 13D”) remain in full force and effect. The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 3 amends and restates Item 3 of the Schedule 13D as set forth below:

Common Units

On July 1, 2008, Navios Maritime Partners L.P. (the “Issuer”) issued to the Reporting Person 3,131,415 Common Units as part of the aggregate consideration of $80.0 million (consisting of $35.0 million in cash and $45.0 million corresponding to 3,131,415 Common Units at $14.3705 per unit, which was the volume weighted average price of the Common Units on the New York Stock Exchange for the 10 business days immediately prior to July 1, 2008) in exchange for all of the issued and outstanding shares of Aurora Shipping Enterprises Ltd. (“Aurora Shipping”). Aurora Shipping is the registered owner of the Navios Hope (formerly Navios Aurora). The Issuer also granted the Reporting Person rights providing for the registration of the resale of the Common Units issued in connection with the acquisition of the Navios Hope.

On March 18, 2010, the Issuer purchased from the Reporting Person the vessel Navios Aurora II for a purchase price of $110.0 million, consisting of $90.0 million cash and the issuance of 1,174,219 Common Units. The number of the Common Units issued was calculated based on a price of $17.0326 per Common Unit, which was the New York Stock Exchange volume weighted average trading price of the Common Units for the five business days immediately prior to the acquisition.

On November 15, 2010, the Issuer acquired from the Reporting Person the vessels Navios Melodia, for a purchase price of $78.8 million, and Navios Fulvia, for a purchase price of $98.2 million. The purchase price consisted of the issuance of 788,370 Common Units to the Reporting Person and $162.0 million cash. The number of Common Units issued was calculated based on a price of $19.0266 per Common Unit, which was the New York Stock Exchange volume weighted average trading price of the Common Units for the 10 business days immediately prior to the acquisition.

On May 19, 2011, the Issuer acquired from the Reporting Person the Navios Orbiter and the Navios Luz for total consideration of $130.0 million. The purchase price was financed with $35.0 million of bank financing, $85.0 million of cash and the issuance to the Reporting Person of 507,916 Common Units. The number of Common Units issued was calculated based on a price of $19.6883 per Common Unit, which was the New York Stock Exchange volume weighted average trading price of the Common Units for the 10 business days immediately prior to the acquisition.

On January 1, 2012, in accordance with the terms of the Partnership Agreement discussed in Item 6 below, all of the 7,621,843 subordinated units (the “Subordinated Units”) converted into Common Units on a one-for-one basis. Subsequent to their conversion into Common Units, these units have the same distribution rights as all other Common Units.

On June 29, 2012, in accordance with the terms of the Partnership Agreement discussed in Item 6 below, all of the 1,000,000 Series A subordinated units (the “Subordinated Series A Units”) converted into Common Units on a one-for-one basis. Subsequent to their conversion into Common Units, these units have the same distribution rights as all other Common Units.

On February 11, 2015, in connection with the completion of the Issuer’s follow-on public offering of 4,600,000 Common Units to fund its fleet expansion, the Issuer completed a private placement to the Reporting Person of 1,120,547 common units and 22,868 general partner units at $13.09 per unit, raising net proceeds of approximately $15.0 million. Pursuant to the follow-on public offering, the Issuer also issued 93,878 general partnership units to Navios GP L.L.C., the general partner of the Issuer (the “General Partner”).

General Partner Units

The Reporting Person owns 100.0% of the General Partner. The General Partner has a 2.0% general partner interest in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. On May 5, 2012, in connection with the Issuer’s public offering, the General Partner received 93,878 additional general partnership units. On September 25, 2013, in connection with the Issuer’s public offering, the General Partner received 117,347 additional general partnership units. On February 6, 2013, in connection with the Issuer’s public offering, the General Partner received 105,613 additional general partnership units. On February 14, 2014, in connection with the Issuer’s public offering, the General Partner received 112,245 additional general partnership units and, in connection with the same offering, the General Partner received 16,837 additional general partnership units on February 18, 2014. On February 11, 2015, in connection with the Issuer’s public offering, the General Partner received 93,878 additional general partnership units. The Reporting Person is the indirect beneficial owner of the General Partner’s interest in the Issuer and its incentive distribution rights. As of the date of this Amendment No. 3, the Reporting Person beneficially owned 1,695,509 general partnership units.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Issuer’s securities as part of the transactions described in Item 3 above.

As of the date of this Amendment No. 3, the Reporting Person has no plans or proposals which relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of the Schedule 13D (except as disclosed herein and except that the Reporting Person or its affiliates may, from time to time or at any time, subject to market conditions and other factors, acquire additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers).

Pursuant to the Amended and Restated Limited Liability Company Agreement of the General Partner, the management of the General Partner is vested exclusively in its members. The Reporting Person, as the sole member of the General Partner, has the right to appoint and elect all the officers of the General Partner. Pursuant to the terms of the Third Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”), the General Partner controls the appointment of three of the seven members of the Issuer’s board of directors. Therefore, through the right to manage the General Partner, the Reporting Person has the ability to influence the management, policies and control of the Issuer with the purpose of increasing the value of the Issuer, and thus of the Reporting Person’s investment.

In addition, the General Partner may not be removed from its position as General Partner of the Issuer unless 66-2/3% of the outstanding units, voting together as a single class, including units held by the General Partner and its affiliates, vote to approve such removal. Consequently, the ownership of more than 33-1/3% of the outstanding units by the General Partner and its affiliates would give them the ability to prevent the General Partner’s removal. As of March 10, 2015, the Reporting Person owns a 100.0% interest in the General Partner and 20.1% of the outstanding units of the Issuer, including a 2.0% interest through its ownership of the General Partner.

Moreover, although the unitholders of the Issuer have the same voting rights, should at any time, any person or group, other than the Issuer’s General Partner, its affiliates, their transferees, or persons who acquired such units with the prior approval of the Issuer’s board of directors, own beneficially more than 4.9% or more of any class of units then outstanding, any such units owned by such person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to the Issuer’s board of directors, determining the presence of a quorum or for other similar purposes unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all the classes of units entitled to vote. Thus, given the Reporting Person’s aforementioned interest in the Issuer, including its interest through the General Partner, the Reporting Person has significant influence over the outcome of unitholder votes on certain matters.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 1.2 to the Issuer’s Report on Form 20-F, filed March 13, 2015, which is incorporated by reference in its entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 15,344,310 Common Units, representing 18.1% of the outstanding Common Units of the Issuer. In addition, the Reporting Person beneficially owns 1,695,509 general partnership units, representing 100.0% of the general partnership units, through its ownership of the General Partner. Thus, as of March 13, 2015, the Reporting Person owns 20.1% of the outstanding units of the Issuer, including a 2.0% interest through its ownership of the General Partner.

(b) The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the units owned by the Reporting Person.

(c) Except as described herein, the Reporting Person has not effected any transactions in the Common Units during the past sixty days.

(d) Except for the cash distribution described in Item 6 below, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Registration Rights Agreement

Pursuant to the terms of a Registration Rights Agreement, the Reporting Person has the right, subject to some conditions, to require the Issuer to file one or more registration statements covering the resale of the Common Units issued in connection with the completion of the follow-on public offering on February 11, 2015.

Third Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.

Cash Distributions

Pursuant to the terms of the Partnership Agreement, the Issuer agreed to make minimum quarterly distributions of $0.35 per Common Unit to the extent the Issuer has sufficient cash from its operations after the establishment of cash reserves and payment of fees and expenses. Also, the Issuer contemplated paying any cash distributions that would be made each quarter to its unitholders in the following manner:

•	First, 100% to the General Partner and all holders of Common Units in accordance with their respective Percentage Interests, as defined in the Partnership Agreement, until each Common Unit has received a minimum quarterly distribution of $0.35.

•	Second, 100% to the General Partner and all holders of Common Units in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to $0.0525;

•	Third, (A) 2.0% to the General Partner; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata, each as defined in the Partnership Agreement; and (C) to all holders of Common Units, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B), until there has been distributed in respect of each Unit then Outstanding an amount equal to $0.035;

•	Fourth, (A) 2.0% to the General Partner; (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all holders of Common Units, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclause (A) and (B) of this clause (iv), until there has been distributed in respect of each Unit then Outstanding an amount equal to $0.0875; and

•	Thereafter, (A) 2.0% to the General Partner; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all holders of Common Units, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B).

Call Right

Pursuant to the terms of the Partnership Agreement, if, at any time, the General Partner and its affiliates, including the Reporting Company, own more than 80.0% of the Common Units then outstanding, the General Partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining Common Units at a price equal to the greater of (1) the average of the daily closing prices of the Common Units over the consecutive twenty trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest price paid by the General Partner or any of its affiliates for Common Units during the ninety-day period preceding the date such notice is first mailed.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 1.2 to the Issuer’s Report on Form 20-F, filed March 13, 2015, which is incorporated by reference in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits

A.	Registration Rights Agreement (filed as Exhibit 10.2 to the Issuer’s Report on Form 6-K, filed February 12, 2015, and incorporated herein by reference).

B.	Third Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P. (filed as Exhibit 1.2 to the Issuer’s Report on Form 20-F, filed March 13, 2015, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Navios Maritime Holdings Inc.

Date: March 13, 2015	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

SCHEDULE A

Directors and Executive Officers of the Reporting Person:

Schedule A to the Original Schedule 13D, and any amendments thereto remain in full force and effect except that Rex W. Harrington and Allan Shaw shall be deleted and the following individuals shall be included and addresses updated as follows:

Name and Position	Principal Occupation or Employment and Principal Business Address	Citizenship
Leonidas Korres Senior Vice President, Business Development	Navios Maritime Holdings Inc. 7 Avenue de Grande Bretagne, Office 11B2 Monte Carlo, MC 98000 Monaco	Greece
Efstratios Desypris Chief Financial Controller	Navios Maritime Holdings Inc. 7 Avenue de Grande Bretagne, Office 11B2 Monte Carlo, MC 98000 Monaco	Greece
Ioannis Karyotis Senior Vice President, Strategic Planning	Navios Maritime Holdings Inc. 7 Avenue de Grande Bretagne, Office 11B2 Monte Carlo, MC 98000 Monaco	Greece
Efstathios Loizos, Director	Navios Maritime Holdings Inc. 7 Avenue de Grande Bretagne, Office 11B2 Monte Carlo, MC 98000 Monaco	Greece
George Malanga, Director	Navios Maritime Holdings Inc. 7 Avenue de Grande Bretagne, Office 11B2 Monte Carlo, MC 98000 Monaco	Greece
Shunji Sasada, Director	Navios Maritime Holdings Inc. 7 Avenue de Grande Bretagne, Office 11B2 Monte Carlo, MC 98000 Monaco	United States